Exhibit 99.3

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PainReform Provides Business Update for the Third Quarter of 2023

Reports progress on enrollment of first patients for second part of Phase 3 clinical trial in bunionectomy

Tel Aviv, Israel – November 15, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the third quarter ended September 30, 2023.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “We are pleased to report a number of recent milestones that have helped advance the clinical development of PRF-110, our lead drug candidate, targeting the post-operative extended pain relief market. Following success in the first part of our Phase 3 clinical trial of PRF-110, we initiated the second, larger part of the Phase 3 trial in bunionectomy. The first patients have now been enrolled in the second part of this trial, with Evolution Research Group (ERG) serving as our contract research organization (CRO). We look forward to continued enrollment of this trial, which will include up to 400 patients in the double-blind study at multiple clinical sites in the U.S., measuring pain reduction by PRF-110 over 72 hours compared with placebo and Naropin® (ropivacaine). Given the positive PK data in the first part of our Phase 3 trial and the favorable results of our prior Phase 2 data proof-of-concept clinical study, we are excited to take the next step on this journey to help address the nationwide opioid epidemic.”

Financial Results for Nine Months Ended September 30, 2023

Research and development expenses were $3.3 million for the nine months ended September 30, 2023, compared to $2.5 million for the nine months ended September 30, 2022. The increase was primarily due to an increase in payments for clinical trials costs and manufacturing costs that was offset with a decrease in consultant expenses.

General and administrative expenses were $2.7 million for the nine months ended September 30, 2023, compared to $3.1 million for the nine months ended September 30, 2022. The decrease was mainly in insurance costs and certain professional services costs.

Financial income, net, was $1.6 million for the nine months ended September 30, 2023 compared to financial expense, net, of $13,000 for the nine months ended September 30, 2022. The increase of financial income was primarily due to the a change in the valuation of warrants that were issued in July 2023 and recorded  as a liability and receipt of interest from deposits.

Net loss for the nine months ended September 30, 2023, was $4.5 million, compared to a net loss of $5.6 million for the nine months ended September 30, 2022.

As of September 30, 2023, the Company had cash and short-term deposits of $8.6 million.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com